Exhibit 4.21
FORM OF CONTINGENT VALUE RIGHTS AGREEMENT
THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [●], (this “Agreement”), is entered into by and between Indivior Inc., a Delaware corporation (“Parent”), and [RIGHTS AGENT], a [●], as Rights Agent (the “Rights Agent”).
RECITALS
WHEREAS, Parent, Olive Acquisition Subsidiary, Inc., a Delaware corporation (“Merger Sub”), and Opiant Pharmaceuticals, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of November 13, 2022 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a subsidiary of Parent;
WHEREAS, pursuant to the Merger Agreement, Parent has agreed to provide to the holders of shares of Company Common Stock (excluding the holders of any Dissenting Shares), the holders of Company Warrants that are cancelled as of the Effective Time pursuant to the Merger Agreement, the holders of the Convertible Notes that are converted as of the Effective Time, the holders of In the Money Options, Company RSU Awards and Company PSU Awards immediately prior to the Effective Time that are validly converted into Merger Consideration pursuant to terms set forth in the Merger Agreement, the right to receive contingent cash payments (each, a “CVR”) as hereinafter described; and
WHEREAS, pursuant to this Agreement, the maximum potential amount payable per CVR (as hereinafter defined) is $8.00 in cash, without interest.
NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and Rights Agent agree, for the equal and proportionate benefit of all Holders, as follows:
ARTICLE I
DEFINITIONS; CERTAIN RULES OF CONSTRUCTION
Section 1.1    Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. As used in this Agreement, the following terms will have the following meanings:
“225M Annual Net Sales Milestone” means, during the Sales Milestone Period, the first achievement in any Sales Measurement Period of worldwide Net Sales of the Product exceeding $225,000,000.
“225M Annual Net Sales Milestone Payment” means $2.00 per CVR.

“300M Annual Net Sales Milestone” means, during the Sales Milestone Period, the first achievement in any Sales Measurement Period of worldwide Net Sales of the Product exceeding $300,000,000.
“300M Annual Net Sales Milestone Payment” means $2.00 per CVR.
“325M Annual Net Sales Milestone” means, during the Sales Milestone Period, the first achievement in any Sales Measurement Period of worldwide Net Sales of the Product exceeding $325,000,000.
“325M Annual Net Sales Milestone Payment” means $2.00 per CVR.
“Acting Holders” means, at the time of determination, Holders of at least thirty percent (30%) of the outstanding CVRs as set forth in the CVR Register.
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” mean the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.
“Annual Net Sales Milestone” means any of the 225M Annual Net Sales Milestone, the 300M Annual Net Sales Milestone or the 325M Annual Net Sales Milestone.
“Assignee” has the meaning set forth in Section 6.3.
“Authorized Officer” means an employee of Parent with the title of President, Vice President, Secretary, Treasurer or Assistant Treasurer.
“Board of Directors” means the board of directors of Ultimate Parent.
“Board Resolution” means a copy of a resolution certified by an Authorized Officer to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.
“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York, or London, United Kingdom, are authorized or obligated by law or executive order to remain closed.
“Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.
“Commercially Reasonable Efforts” means, with respect to the performance of development activities with respect to the Product, the carrying out of such activities using reasonable and diligent efforts in good faith and the expending of such resources that Parent would expend with respect to a product candidate at a similar stage in its development or product life as the Product, considering conditions then prevailing and taking into account, without limitation, issues of safety and efficacy, expected time to develop, market potential, anticipated pricing and reimbursement rates, costs, expected profitability (including development costs, intellectual property defense costs, distribution and logistics, marketing and promotional expense and all other costs associated with the Product), anticipated product labeling, pricing reimbursement, methods of distribution, the competitiveness of alternative products in the marketplace or under development, market exclusivity (including the patent, regulatory and other proprietary position of the Product), the applicable regulatory environment, anticipated timing of commercial entry, and all other relevant commercial, financial, technical, legal, scientific and/or medical factors. For the avoidance of doubt, Commercially Reasonable Efforts will not mean that a party guarantees that it will actually obtain FDA Approval of the Product or to achieve U.S. Commercial Launch, and a failure to obtain FDA Approval of the Product or to achieve U.S. Commercial Launch may still be consistent with Commercially Reasonable Efforts.
“CVR Register” has the meaning set forth in Section 2.3(b).
“CVR Shortfall” has the meaning set forth in Section 4.7(b).
“Delaware Courts” has the meaning set forth in Section 6.5(b).
“DTC” means The Depository Trust Company or any successor thereto.
“Early Achievement Milestone” means, during the Early Achievement Period, the first achievement in any Sales Measurement Period of worldwide Net Sales of the Product exceeding $250,000,000. For the avoidance of doubt, the Early Achievement Milestone cannot be achieved following the expiration of the Early Achievement Period.
“Early Achievement Milestone Payment” means $2.00 per CVR.
“Early Achievement Period” means the period beginning at the beginning of the Sales Milestone Period and ending on the third (3rd) anniversary thereof.
“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.
“Equity Award Holders” means the Holders of CVRs granted with respect to Company Stock Options, Company RSU Awards and Company PSU Awards.
“FDA” means the United States Food and Drug Administration, or any successor agency.
“FDA Approval” means written receipt from the FDA of approval for marketing a Product in the United States with an approved label including an indication for the Opioid Overdose Indication.
“GAAP” means, with respect to Parent, either (a) generally accepted accounting principles in the United States or (b) International Financial Reporting Standards, in either case,

which principals or standards are currently used at the applicable time by Ultimate Parent in the preparation of the consolidated financial statements of Ultimate Parent included the Annual Report and Accounts of Ultimate Parent, and as applied by the Ultimate Parent for external reporting in its primary listed market.
“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator or other tribunal.
“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.
“Independent Accountant” means an independent certified public accounting firm of nationally recognized standing designated either (a) jointly by the Acting Holders and Parent, or (b) if such parties fail to make a designation, jointly by an independent public accounting firm selected by Parent and an independent public accounting firm selected by the Acting Holders.
“Milestone” means any of the Annual Net Sales Milestones or the Early Achievement Milestone.
“Milestone Determination Date” means, with respect to any Milestone, the date that is sixty (60) days following the last day of the Sales Measurement Period in which such Milestone was achieved.
“Milestone Notice” has the meaning set forth in Section 2.4(a).
“Milestone Payment” means any of the 225M Annual Net Sales Milestone Payment, the 300M Annual Net Sales Milestone Payment, the 325M Annual Net Sales Milestone Payment or the Early Achievement Milestone Payment.
“Milestone Payment Amount” means, in respect of a Milestone, for a given Holder, the product of (a) the Milestone Payment in respect of such Milestone and (b) the number of CVRs held by such Holder as reflected on the CVR Register as of the close of business on the date of the applicable Milestone Notice.
“Milestone Payment Date” has the meaning set forth in Section 2.4(b).
“Net Sales” means the gross amount charged or invoiced by each Selling Entity for the Product sold to third parties, plus any additional amount pursuant to the proviso contained in clause (6) of the definition of “Permitted Deductions”, less the Permitted Deductions, all as determined in accordance with the Selling Entity’s usual and customary accounting methods consistent with the treatment of other branded prescription products commercialized by the applicable Selling Entity, which shall be in accordance with GAAP, including the accounting methods for translating activity denominated in foreign currencies into United States dollar amounts. In the case of any sale of the Product between or among Parent, its Affiliates, licensees and sublicensees, for resale, Net Sales will be calculated as above only on the value charged or invoiced on the first arm’s-length sale thereafter to a third party. If a Product is sold or otherwise commercially disposed of for consideration other than cash or in a transaction that is not at arm’s length between the buyer of such Product and the applicable Selling Entity (other than with respect to Products supplied expressly for sampling purposes), then the gross amount to be included in the calculation of Net Sales shall be the amount that would have been received had the transaction been conducted at arm’s length and for cash. Such amount that would have been received shall be determined, wherever possible, by reference to the average selling price of such Product in arm’s length transactions in the relevant jurisdiction for that type of customer (Governmental Entity, retail, etc.). Notwithstanding the foregoing, the following shall not be included in Net Sales: (i) Product provided for administration to patients enrolled in clinical trials or for other research purposes, or (ii) Product provided without consideration or for nominal consideration for any bona fide charitable, compassionate use or indigent patient program purpose or as a sample.
“Net Sales Statement” means, for a given Sales Measurement Period, a written statement of Parent, setting forth with reasonable detail (a) a delineation and calculation of Net Sales during such Sales Measurement Period, (b) a delineation and calculation of the Permitted Deductions during such Sales Measurement Period, and (c) to the extent that sales for the Product is recorded in currencies other than United States dollars during such Sales Measurement Period, the exchange rates used for conversion of such foreign currency into United States dollars.
“Officer’s Certificate” means a certificate signed by an Authorized Officer of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.
“Opioid Overdose Indication” means the complete or partial reversal of opioid drug effects, including respiratory depression, induced by either natural or synthetic opioids and for the emergency treatment of known or suspected opioid overdose.
“OPNT003” shall mean an intranasal formulation of nalmefene.
“Permitted Deductions” means, to the extent not already excluded from Net Sales, the following deductions that are either included in the billing as a line item as part of the amount charged or invoiced, or otherwise documented as a deduction and accrued in accordance with GAAP specifically attributable to sales of the Product:
(1)    normal and customary trade, quantity and prompt settlement discounts;
(2)    accrued price reductions or discounts by reasons of defects, recalls, returns, rebates or allowances of goods or because of retroactive price reductions specifically attributable to the Product;

(3)    chargebacks, rebates (or the equivalent thereof) and other amounts accrued on sale of the Product, including such amounts mandated by programs of Governmental Entities;
(4)    accruals for rebates (or the equivalent thereof) and administrative fees payable to medical healthcare organizations, to group purchasing organizations or to trade customers in line with approved contract terms or other normal and customary understandings and arrangements; and
(5)    accruals for tariffs, duties, excise, sales, value-added and other Taxes (other than Taxes based on net income) and charges of Governmental Entities;
(6)    bad debts not exceeding five percent (5%) of the value of the sales of Product during the then-current calendar year, provided that any recovery of bad debts shall be included in Net Sales in the period in which recovered;
(7)    transportation, freight, postage, importation, insurance and other handling expenses to the extent included in gross amounts invoiced;
(8)    discounts pursuant to patient discount programs and coupon discounts;
(9)    accruals for amounts payable to wholesalers for services related to sales or distribution of the Product; and
(10)    accruals for distribution commissions and fees (including administrative fees and fees related to services provided pursuant to distribution service agreements with wholesalers, fee-for-service wholesaler fees and inventory management fees) payable to any third party providing distribution services to the Selling Entities.
For the avoidance of doubt, if a single item falls into more than one of the categories set forth in clauses (1) through (10) above, such item may not be deducted more than once.
True-ups, changes in estimate, and other adjustments to Permitted Deduction amounts (whether positive or negative) shall be included in Permitted Deductions in the calendar quarter as such items are recorded in accordance with GAAP.
“Permitted Transfer” means: a Transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other Person; or (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC.
“Person” means any individual, Entity or Governmental Entity.
“Product” means any pharmaceutical product combined with an intranasal delivery device that contain(s) OPNT003 as an active pharmaceutical ingredient, alone or in combination with one or more additional active pharmaceutical ingredients and formulated for intranasal administration.
“Review Request Period” has the meaning set forth in Section 4.7(a).
“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.
“Sales Measurement Period” means any four (4) consecutive calendar quarters commencing with the first calendar quarter of the Sales Milestone Period.
“Sales Milestone Period” means the period beginning with the U.S. Commercial Launch (provided that if the U.S. Commercial Launch occurs less than forty-five (45) days prior to the end of the calendar quarter, then the period beginning with the first day of the first calendar quarter immediately following the quarter in which the U.S. Commercial Launch occurred) and ending on the seventh (7th) anniversary of the beginning of such period.
“Selling Entity” means Parent, any Assignee and each of their respective Affiliates, licensees and sublicensees with respect to rights to develop or commercialize the Product, and any direct or indirect transferee, successor or assignee (including through any change of control) of the rights to sell the Product of any of the foregoing (but not a distributor of the Product acting solely in the capacity of a distributor and not otherwise an Assignee, licensee or sublicensee with respect to development or commercialization rights as to the Product or transferee, successor or assignee of the rights to sell the Product).
“Status Report” has the meaning set forth in Section 4.5.
“Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, premium, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, escheat or unclaimed property, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, duty (including any customs duty) or other tax or charge of any kind whatsoever, including any charge or amount (including any fine, penalty, interest or other additions thereto) related thereto, imposed, assessed or collected by or under the authority of any Governmental Body, including as a result of being or having been a member of an affiliated, consolidated, controlled, fiscal, combined, unitary or aggregate group or being a transferee of or successor to any Person or as a result of any express obligation to assume such Taxes or to indemnify any other Person.
“Transfer” means any transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), the offer to make such a transfer or other disposition, and each contract, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

“U.S. Commercial Launch” means the first sale for monetary value for commercial use in the United States in an arm’s length transaction to a third party by a Selling Entity of the Product whose approved label includes an indication for the Opioid Overdose Indication following receipt of FDA Approval of the Product. U.S. Commercial Launch may only be achieved once and only for the first Product to satisfy the foregoing conditions.
“Ultimate Parent” means [IRIS PLC], a company registered under the laws of England and Wales, and an Affiliate of Parent, or the successor thereto.
Section 1.2    Rules of Construction. Except as otherwise explicitly specified to the contrary, (a) references to a Section means a Section of this Agreement unless another agreement is specified, (b) the word “including” (in its various forms) means “including without limitation,” (c) references to a particular statute or regulation include all rules and regulations thereunder and any successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement and (f) all references to dollars or “$” refer to United States dollars.
ARTICLE II
CONTINGENT VALUE RIGHTS
Section 2.1    CVRs. The CVRs represent the rights of Holders to receive contingent cash payments pursuant to this Agreement. The initial Holders will be the holders of shares of Company Common Stock (excluding the holders of any Dissenting Shares), the holders of Company Warrants that are cancelled as of the Effective Time pursuant to the Merger Agreement, the holders of the Convertible Notes that are converted as of the Effective Time, and the holders of In the Money Options, Company RSU Awards and Company PSU Awards immediately prior to the Effective Time that are validly converted into Merger Consideration pursuant to terms set forth in the Merger Agreement.
Section 2.2    Nontransferable. The CVRs may not be sold, assigned, Transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted Transfer, pledge, encumbrance or disposition of CVRs, in whole or in part, in violation of this Section 2.2 shall be void ab initio and of no effect.
Section 2.3    No Certificate; Registration; Registration of Transfer; Change of Address.
(a)    The CVRs will not be evidenced by a certificate or other instrument.
(b)    The Rights Agent will keep a register (the “CVR Register”) for the purpose of registering CVRs and Permitted Transfers thereof. The CVR Register will initially show one position for Cede & Co. representing all the shares of Company Common Stock held by DTC on behalf of the street holders of the shares of Company Common Stock held by such holders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever to the street name holders with respect to Transfers of CVRs unless and until such CVRs are Transferred into the name of such street name holders in accordance with Section 2.2 of this Agreement. With respect to any payments to be made under Section 2.4 below, the Rights Agent will accomplish the payment to any former street name holders of shares of Company Common Stock by sending one lump payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders.
(c)    Subject to the restrictions on transferability set forth in Section 2.2, every request made to Transfer a CVR must be in writing and accompanied by a written instrument of Transfer in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney or other personal representative duly authorized in writing or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the Transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the Transfer instrument is in proper form and the Transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the Transfer of the CVRs in the CVR Register. The Rights Agent shall not be obligated to undertake any action with respect to the Transfer of the CVRs until it shall have been provided with such additional information or material as it may reasonably require to determine that the Transfer complies with the terms and conditions of this Agreement. No service charge shall be required of a Holder or its representative or survivor for any Transfer of a CVR, but Parent and Rights Agent may require payment of a sum sufficient to cover any stamp or other Tax or governmental charge that is imposed in connection with any such registration of Transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly Transferred CVRs registered in the CVR Register will be the valid obligations of Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the Transfer by the transferor. No Transfer of a CVR will be valid until registered in the CVR Register in accordance with this Agreement.
(d)    A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent will promptly record the change of address in the CVR Register.
Section 2.4    Payment Procedures; Notices.
(a)    If a Milestone is attained, then, on or prior to the applicable Milestone Determination Date, Parent shall deliver to the Rights Agent written notice indicating that a Milestone has been achieved and specifying such Milestone (a “Milestone Notice”). Parent will duly deposit or cause to be deposited with the Rights Agent, upon or prior to the delivery of the Milestone Notice, the applicable Milestone Payment Amount to be made to the Holders in accordance with the terms of this Agreement other than Equity Award Holders (with respect to which any such amounts payable shall be retained by Parent for payment pursuant to Section 2.4(b)). Such amounts shall be considered paid if on such date the Rights Agent has received in accordance with this Agreement money sufficient to pay all such amounts required by Section 4.2.
(b)    The Rights Agent will, within twenty (20) calendar days of receipt of the Milestone Notice (each such date, a “Milestone Payment Date”), send each Holder at its registered address a copy of the Milestone Notice. At the time the Rights Agent sends a copy of the Milestone Notice to the Holders, the Rights Agent will also pay the applicable Milestone Payment Amount to each of the Holders by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the last Business Day prior to such Milestone Payment Date. Notwithstanding the foregoing, with respect to any Milestone Payment that is payable in respect of Company Equity Awards, Parent shall, as soon as reasonably practicable following the Milestone Payment Date (but in any event no later than the second regular payroll date following the Milestone Payment Date, and in all events no later than March 15th of the year following the year in which the Milestone is attained), or shall cause the Company or an Affiliate thereof to, pay, through Parent’s or any of its Affiliate’s (including the Surviving Corporation’s) payroll system, the applicable Milestone Payment Amount to the applicable Equity Award Holder in accordance with the Merger Agreement.
(c)    Parent or its Affiliate (including the Surviving Corporation) shall be entitled to deduct and withhold, or cause the Rights Agent to deduct and withhold, from any Milestone Payment Amount or any other amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld therefrom under applicable Tax law, as may be determined by Parent or the Rights Agent. Any such withholding shall be made, or caused to be made, by Parent through making payments with respect to Equity Award Holders through Parent’s or any of its Affiliate’s (including the Surviving Corporation’s) payroll system or any successor payroll system. To the extent any amounts are so deducted and withheld and properly remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made, and as soon as practicable after any payment of such Taxes by Parent or the Rights Agent, Parent shall deliver (or shall cause the Rights Agent to deliver) to the Person to whom such amounts would otherwise have been paid an original IRS Form 1099 (or in the case of payments to Equity Award Holders, an original IRS Form W-2, if applicable) or other reasonably acceptable evidence of such withholding.
(d)    Any portion of any Milestone Payment Amount that remains undistributed to a Holder six (6) months after the date of the delivery of the Milestone Notice will be delivered by the Rights Agent to Parent, upon demand, and any Holder will thereafter look only to Parent for payment of such Milestone Payment Amount, without interest, but such Holder will have no greater rights against Parent than those accorded to general unsecured creditors of Parent under applicable law.

(e)    Neither Parent nor the Rights Agent will be liable to any person in respect of any Milestone Payment Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
(f)    The indemnification provided by Parent to the Rights Agent pursuant to this Section 2.4 shall survive the resignation, replacement or removal of the Rights Agent and the termination of this Agreement.
Section 2.5    No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.
(a)    The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.
(b)    The CVRs will not represent any equity or ownership interest in Parent, any constituent company to the Merger or any of their respective Affiliates. The sole right of each Holder to receive property hereunder is the right to receive the Milestone Payment Amount, in accordance with the terms hereof.
Section 2.6    Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent or a Person nominated in writing by Parent (with written notice thereof from Parent to the Rights Agent) without consideration therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Parent of such Transfer and cancellation. Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of this Agreement.
ARTICLE III
THE RIGHTS AGENT
Section 3.1    Certain Duties and Responsibilities. The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful misconduct, bad faith or gross negligence. Notwithstanding anything in this Agreement to the contrary, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages and regardless of the form of action.
Section 3.2    Certain Rights of Rights Agent. Parent hereby appoints the Rights Agent to act as rights agent for Parent in accordance with the express terms and conditions hereof and the Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:
(a)    the Rights Agent may rely and will be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;
(b)    whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may, in the absence of bad faith, gross negligence or willful misconduct on the part of the Rights Agent, rely upon an Officer’s Certificate delivered to the Rights Agent;
(c)    the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any written opinion of counsel will be full and complete authorization and protection to the Rights Agent and the Rights Agent shall be held harmless by Parent in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;
(d)    the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;
(e)    the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;
(f)    Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with the Rights Agent’s duties under this Agreement, including the reasonable costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of the Rights Agent’s gross negligence, bad faith or willful misconduct; and
(g)    Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement in accordance with the fee schedule agreed upon by the Rights Agent and Parent and incorporated herein by reference and (ii) to reimburse the Rights Agent for all Taxes and governmental charges (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)). The Rights Agent will also be entitled to reimbursement from Parent for all reasonable and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder.
Section 3.3    Resignation and Removal; Appointment of Successor.
(a)    The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation will take effect, which notice will be sent at least sixty (60) days prior to the date so specified but in no event will such resignation become effective until a successor Rights Agent has been appointed. Parent has the right to remove Rights Agent at any time by a Board Resolution specifying a date when such removal will take effect but no such removal will become effective until a successor Rights Agent has been appointed. Notice of such removal will be given by Parent to Rights Agent, which notice will be sent at least sixty (60) days prior to the date so specified.
(b)    If the Rights Agent provides notice of its intent to resign, is removed pursuant to Section 3.3(a) or becomes incapable of acting, Parent, by a Board Resolution, will promptly appoint a qualified successor Rights Agent who, unless otherwise consented to in writing by the Acting Holders, shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.
(c)    Parent will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) days after acceptance of appointment by a successor Rights Agent in accordance with Section 3.4, the successor Rights Agent will cause the notice to be mailed at the expense of Parent.
(d)    The Rights Agent will reasonably cooperate with Parent and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent.
Section 3.4    Acceptance of Appointment by Successor. Every successor Rights Agent appointed pursuant to Section 3.3(b) hereunder will execute, acknowledge and deliver to Parent and to the predecessor Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the predecessor Rights Agent. On request of Parent or the successor Rights Agent, the predecessor Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the predecessor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing, unless, if requested by Rights Agent, it has been furnished with assurances of repayment or indemnity satisfactory to it.
ARTICLE IV
COVENANTS
Section 4.1    List of Holders. Parent will furnish or cause to be furnished to the Rights Agent in such form as Parent receives from the Company’s transfer agent (or other agent performing similar services for the Company), the names and addresses of the Holders (other than Holders with respect to their Company Equity Awards) within twenty (20) Business Days of the Effective Time.
Section 4.2    Payment of Milestone Payment Amounts. If a Milestone has been achieved in accordance with this Agreement, Parent will, promptly following the delivery of the applicable Milestone Notice to the Rights Agent, deposit with the Rights Agent, for payment to the Holders in accordance with Section 2.4, the aggregate amount necessary to pay the Milestone Payment Amount to each Holder (other than the Equity Award Holders, in respect of which any Milestone Payment Amounts shall be paid in accordance with Section 2.4(b)). For the avoidance of doubt, the Milestone Payment Amount shall only be paid in respect of each given Milestone, if at all, one time under this Agreement.
Section 4.3    Efforts to Achieve Milestones. Until the earlier of (a) the seventh (7th) anniversary of the Closing and (b) the achievement of U.S. Commercial Launch, Parent shall, and shall cause its controlled Affiliates and Ultimate Parent to, use their Commercially Reasonable Efforts to (i) develop and seek FDA Approval for the Product, and (ii) following receipt of FDA Approval for the Product, achieve U.S. Commercial Launch; provided, that the use of Commercially Reasonable Efforts in accordance with this Agreement does not guarantee that Parent will obtain FDA Approval for the Product, achieve U.S. Commercial Launch, or guarantee that Parent will achieve any of the Milestones at all or by a specific date. Notwithstanding anything in this Agreement to the contrary, in no event shall Parent or any of its Affiliates be required to undertake any level of efforts, or employ any level of resources, to (A) conduct, or commit to conduct, any additional clinical, safety or efficacy studies (including any randomized controlled trial) in connection with obtaining regulatory approvals of the Product, (B) achieve any Milestone, (C) seek regulatory approval for, maintain market availability or commercialize, the Product outside the United States or (D) develop, market or commercialize any Product at any time following achievement of U.S. Commercial Launch.
Section 4.4    Books and Records. Parent shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to enable the Holders and the Independent Accountant to determine the amounts payable hereunder.
Section 4.5    Status Reports. Prior to the occurrence of the U.S. Commercial Launch, within thirty (30) days after each of June 30 and December 31 in each calendar year, Parent shall provide the Rights Agent with a written report describing in reasonable detail the activities Parent and its Affiliates have undertaken in the preceding 6-month period to develop, achieve U.S. Commercial Launch of and seek FDA Approval for the Product (each, a “Status Report”).
Section 4.6    Net Sales Statements. Following the U.S. Commercial Launch and until the earlier of (a) achievement of each of the Annual Net Sales Milestones or (b) delivery of the Net Sales Statement with respect to the final calendar quarter of the Sales Milestone Period, on or prior to the Milestone Determination Date with respect to each calendar quarter, Parent shall provide the Rights Agent with a Net Sales Statement covering the preceding four calendar quarters (or shorter period to have elapsed since the beginning of the Sales Milestone Period).

Section 4.7    Audits.
(a)    Upon the written request of the Acting Holders provided to Parent within forty-five (45) days of the delivery of any Net Sales Statement pursuant to Section 4.6 of this Agreement (the “Review Request Period”), but no more than once during any period of four consecutive calendar quarters and not more than three times during the term of this Agreement, Parent shall permit, and shall cause its Affiliates to permit, the Independent Accountant to have access during normal business hours to such of the records of Parent or its Affiliates as may be reasonably necessary to verify the accuracy of the Net Sales Statement and the figures underlying the calculations set forth therein, provided that such access does not unreasonably interfere with the conduct of the business of Parent or any of its Affiliates. The Independent Accountant shall be charged to come to a final determination with respect to those specific items in the Net Sales Statement that the parties disagree on and submit to it for resolution. All other items in the Net Sales Statement that the parties do not submit, prior to the end of the Review Request Period, to the Independent Accountant for resolution shall be deemed to be agreed by the parties and the Independent Accountant shall not be charged with calculating or validating those agreed upon items. If issues are submitted to the Independent Accountant for resolution, Parent shall, and shall cause its Affiliates to, furnish to the Independent Accountant such access, work papers and other documents and information related to those disputed issues as the Independent Accountant may request and as are available to Parent or any other Selling Entity. The Independent Accountant shall disclose to the Acting Holders whether a Milestone was achieved and such additional information directly related to its findings. The Independent Accountant shall provide Parent with a copy of all disclosures made to the Acting Holders. The fees charged by such accounting firm shall be paid by Parent.
(b)    If the Independent Accountant concludes that a Milestone Payment that was properly due was not paid to the Holders, Parent shall pay or cause to be paid to the Rights Agent (for further distribution to the Holders) or to each Holder the applicable Milestone Payment, plus interest on such Milestone Payment at the “prime rate” as published in the Wall Street Journal or similar reputable data source from time to time calculated from when the Milestone Payment should have been paid (if Parent had given notice of achievement of the Milestone pursuant to the terms of this Agreement), as applicable, to the date of actual payment (such amount, including interest, being the “CVR Shortfall”). The CVR Shortfall shall be paid by Parent within twenty (20) calendar days of the date the Independent Accountant’s written report is provided to Parent. Absent manifest error, the decision of the Independent Accountant shall be final, conclusive and binding on Parent and the Holders, shall be non-appealable and shall not be subject to further review.
(c)    If, upon the expiration of the applicable Review Request Period, the Acting Holders have not requested a review of the Net Sales Statement in accordance with this Section 4.7, the calculations set forth in the Net Sales Statement shall be binding and conclusive upon the Holders.
(d)    Each Person seeking to receive information from Parent in connection with a review pursuant to this Section 4.7 shall enter into, and shall cause its accounting firm to enter into, a reasonable and mutually satisfactory confidentiality agreement with Parent or any Affiliate obligating such party to retain all such information disclosed to such party in confidence pursuant to such confidentiality agreement.
(e)    Parent shall not, and shall cause its Affiliates not to, enter into any license or distribution agreement with any third party (other than Parent or its Affiliates) with respect to a Product unless such agreement contains provisions that would allow any Independent Accountant appointed pursuant to this Section 4.7 such access to the records of the other party to such license or distribution agreement as may be reasonably necessary to perform its duties pursuant to this Section 4.7; provided that Parent and its Affiliates shall not be required to amend any of its existing licenses or distribution agreements. The parties hereto agree that, if Parent or its Affiliates have exercised audit rights under any license or distribution agreement prior to the Acting Holders’ request for an audit under this Section 4.7 and under such license or distribution agreement Parent and its Affiliates cannot request another audit, the results of Parent’s prior audit of such licensee or distributor shall be used for purposes of the audit requested by the Acting Holders under this Section 4.7 and that Parent shall not have any further obligation to provide access to an Independent Accountant with respect to such licensee or distributor until such time as Parent may again exercise its rights of audit under the license or distribution agreement with such licensee or distributor.
ARTICLE V
AMENDMENTS
Section 5.1    Amendments without Consent of Holders.
(a)    Without the consent of any Holders, Parent, when authorized by a Board Resolution, at any time and from time to time, may and the Rights Agent shall, if directed by the Parent, enter into one or more amendments hereto, for any of the following purposes:
(i)    to evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent herein as provided in Section 6.3;
(ii)     to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent will consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;
(iii)    to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;
(iv)    as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Securities Exchange

Act of 1934, as amended, and the rules and regulations promulgated thereunder; provided that, in each case, such provisions do not adversely affect the interests of the Holders;
(v)    to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein in accordance with Sections 3.3 and 3.4;
(vi)    as may be necessary to comply with or be exempt from the requirements of Section 409A of the Code;
(vii)    to cancel CVRs in the event that (i) any Holder has abandoned its rights to such CVRs in accordance with Section 2.6 or (ii) following a Transfer of such CVRs to Parent or its Affiliates in accordance with Section 2.2 or Section 2.3;
(viii)    as may be necessary to ensure that Parent complies with applicable Law; provided that in each case, such amendments shall not adversely affect the interests of the Holders; or
(ix)    any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.
(b)    Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent will mail (or cause the Rights Agent to mail, at Parent’s expense) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.
Section 5.2    Amendments with Consent of Holders.
(a)    Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Holders of at least a majority of the outstanding CVRs, whether evidenced in writing or taken at a meeting of the Holders, Parent, when authorized by a Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders; provided, however, that no such amendment shall, without the consent of the Holders of sixty-five percent (65%) of the outstanding CVRs:
(i)     modify in a manner adverse to the Holders (A) any provision contained herein with respect to the termination of this Agreement or the CVRs, (B) the time for, and amount of, any payment to be made to the Holders pursuant to this Agreement, or (C) the Milestones;
(ii)    reduce the number of CVRs (except as contemplated by Section 5.1(a)(vii)); or

(iii)    modify any provisions of this Section 5.2, except to increase the percentage of Holders from whom consent is required or to provide that certain provisions of this Agreement cannot be modified or waived without the consent of the Holder of each outstanding CVR affected thereby.
(b)    Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent will mail (or cause the Rights Agent to mail, at Parent’s expense) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.
Section 5.3    Execution of Amendments. In executing any amendment permitted by this Article V, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise, including any amendments pursuant to Section 5.1(a)(viii).
Section 5.4    Effect of Amendments. Upon the execution of any amendment under this Article V, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.
ARTICLE VI
OTHER PROVISIONS OF GENERAL APPLICATION
Section 6.1    Notices to Rights Agent and Parent. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier, by email (with receipt confirmed by telephone) or two (2) Business Days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:
If to the Rights Agent, to it at:

[●]
[●]
Attention:
Email:

with copies to:

[●]
[●]
Attention: [●]
Email: [●]

and

Latham & Watkins LLP
330 N Wabash Ave, Suite 2800
Chicago, IL 60613
Attention:	Christopher R. Drewry
Max Schleusener
Email:	Christopher.Drewry@lw.com
Max.Schleusener@lw.com
If to Parent, to it at:

Indivior Inc.
10710 Midlothian Tpke, Suite 125
North Chesterfield, VA 23235
Attention:	General Counsel
Email:	Legal@Indivior.com

with a copy to:

Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018-1405
Attention:	Andrew Ment
Email:	ament@cov.com
The Rights Agent or Parent may specify a different address or facsimile number by giving notice in accordance with this Section 6.1.
Section 6.2    Notice to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.
Section 6.3    Parent Successors and Assigns. Parent may assign any or all of its rights, interests and obligations hereunder to (a) in its sole discretion and without the consent of any other party, (i) any controlled Affiliate of Parent, but only for so long as it remains a controlled Affiliate of Parent, (ii) to any purchaser or licensee of substantial rights to OPNT003 or (b) with the prior written consent of the Acting Holders, any other Person (any permitted assignee under clause (a) or (b), an “Assignee”), in each case provided that the Assignee agrees to assume and be bound by all of the terms of this Agreement. Any Assignee may thereafter assign any or all of its rights, interests and obligations hereunder in the same manner as Parent pursuant to the prior sentence. In connection with any assignment to an Assignee described in clause (a) above in this Section 6.3, Parent (and such other assignor, if applicable) shall agree to remain liable for the performance by each Assignee (and such other assignor, if applicable) of all obligations of Parent hereunder (provided that no assignor shall be obligated with respect to any amendment to the obligations hereunder effected following such assignee’s assignment). This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors and each Assignee. Each of Parent’s successors and Assignees shall expressly assume by an instrument supplemental hereto, executed and delivered to the Rights Agent, the due and punctual payment of the CVRs and the due and punctual performance and observance of all of the covenants and obligations of this Agreement to be performed or observed by Parent. Unless a successor assignee meets the requirements set forth in Section 3.3(b) and, as of the date of such assignment, is an Affiliate of the Rights Agent, the Rights Agent may not assign this Agreement without Parent’s written consent. Any attempted assignment of this Agreement or any such rights in violation of this Section 6.3 shall be void and of no effect.
Section 6.4    Benefits of Agreement. Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent and its successors and assigns, Parent, Parent’s successors and Assignees, the Holders and the Holders’ successors and assigns pursuant to a Permitted Transfer) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the foregoing. The rights of Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly provided in this Agreement and the Merger Agreement. Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or assign pursuant to a Permitted Transfer may agree to renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable.
Section 6.5    Governing Law; Jurisdiction; Waiver of Jury Trial.
(a)    This Agreement, the CVRs and all actions arising under or in connection therewith shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.
(b)    Each of the parties hereto (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if (but only if) such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware and any appellate court therefrom (collectively, the “Delaware Courts”); and (ii) consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 6.1.

Each of the parties irrevocably and unconditionally (1) agrees not to commence any such action or proceeding except in the Delaware Courts, (2) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Courts, (3) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in the Delaware Courts and (4) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Courts.
(c)    EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY HERETO (A) MAKES THIS WAIVER VOLUNTARILY AND (B) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 6.5(C).
Section 6.6    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision.
Section 6.7    Counterparts and Signature. This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other party, it being understood that the parties need not sign the same counterpart.
Section 6.8    Termination. This Agreement will be terminated and of no force or effect, the parties hereto will have no liability hereunder (including the monies due and owing by Parent to Rights Agent) and no payments will be required to be made, upon the earliest to occur of (a) the mailing by the Rights Agent to the address of each Holder as reflected in the CVR Register the full amount of all potential Milestone Payment Amounts required to be paid under the terms of this Agreement, (b) the delivery of a written notice of termination duly executed by Parent and the Acting Holders, (c) expiration of the Review Request Period following the expiration of the Sales Milestone Period (provided no written request is received during such Review Request Period pursuant to Section 4.7(a)), (d) if a written request is received during the Review Request Period immediately following the expiration of the Sales Milestone Period, the decision of the

Independent Accountant (and, if applicable, payment of any CVR Shortfall as determined to be owing by the Independent Accountant) pursuant to Section 4.7(a).
Section 6.9    Entire Agreement. This Agreement (including the fee schedule referred to in Section 3.2(g)) and the Merger Agreement contains the entire understanding of the parties hereto with reference to the transactions and matters contemplated hereby and supersedes all prior agreements, written or oral, between the parties hereto.
Section 6.10    Legal Holiday. In the event that a Milestone Payment Date shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the applicable Milestone Payment Date.
Section 6.11    Force Majeure. Notwithstanding anything to the contrary contained herein, the Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of any utilities, communications, or computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.
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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

INDIVIOR INC.

By:
Name:
Title:

[RIGHTS AGENT]

By:
Name:
Title:
[Signature Page to Contingent Value Rights Agreement]